BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS  60606

Telephone  (312) 984-3100

Facsimile  (312) 984-3150

November 4, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549
Facsimile: (202) 772-9208

Attention:	Michael R. Clampitt
Matt McNair

Re:	Lakeland Financial Corporation
Registration Statement on Form S-1
(File No. 333-162659)
Filed on October 26, 2009

Ladies and Gentlemen:

On behalf of Lakeland Financial Corporation (the “Company”), we hereby submit the following responses to the comments contained in the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated November 2, 2009 (the “Comment Letter”), to Kristin L. Pruitt, Esq., Senior Vice President and General Counsel of the Company, with respect to the above-referenced filing.  For your convenience, enclosed is a copy of Amendment No. 1 to Form S-1 (“Amendment No. 1”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in the initial S-1 filing.

Please note the numbered items below correspond to the number of the related comment (set forth in bold italics below) from the Comment Letter.

General

1.             Please file the underwriting agreement and legality opinion as exhibits to your next amendment or tell us when you plan to file them.

The Company has filed the form of underwriting agreement and legality opinion as Exhibits 1.1 and 5.1, respectively, to Amendment No. 1 in response to the staff’s comments.

2.             Prior to filing your request for acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

The Company will provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation prior to the filing of a request for acceleration of effectiveness of the registration.

Risk Factors

Our loan portfolio includes commercial real estate loans …, page 12

3.             We note the disclosure in your Form 10-Q for the fiscal quarter ended September 30, 2009 that most of your commercial and commercial real estate loans are extended to small or medium-sized businesses. Please revise this risk factor to reflect this fact.

The Company revised this risk factor in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

Declines in asset values may result in impairment charges …, page 14

4.             We note the unrealized losses related to your non-agency residential mortgage-backed securities disclosed in your Form 10-Q for the fiscal quarter ended September 30, 2009. Please revise this risk factor to disclose the amount of these unrealized losses.

The Company revised this risk factor in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

Documents Incorporated by Reference, page 37

5.             Please revise to incorporate by reference the Form 10-Q for the fiscal quarter ended September 30, 2009, filed October 26, 2009.

The Company revised the disclosure in this section in response to the staff’s comments. Please refer to the amended disclosure contained in Amendment No. 1.

*     *     *

The Company believes the foregoing provides a complete response to the Comment Letter.  The Company would like to begin marketing its stock offering on November 9, 2009.  Accordingly, we greatly appreciate your prompt review of and assistance with this response.  Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Joseph T. Ceithaml
Joseph T. Ceithaml
Enclosure

cc:	Ms. Kristin L. Pruitt, Esq.
Mr. Robert M. Fleetwood